Mail Stop 4561

June 5, 2008

Mr. Michael J. Covey
Chief Executive Officer
Potlatch Corporation
601 West 1st Ave., Suite 1600
Spokane, Washington 99201

     Re: **Potlatch Corporation**
              Form 10-K for the year ended December 31, 2007
              Filed February 20, 2008
              File No. 001-32729

Dear Mr. Covey:

     We have completed our review of your Form 10-K and do not, at this time, have any further comments.

              Sincerely,

              Daniel L. Gordon
              Branch Chief